

By Electronic Mail

June 22, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Engine No. 1 ETF Trust
        Issuer CIK: 0001831313
        Issuer File Number: 333-249926/811-23617
        Form Type: 8-A12B
        Filing Date: June 22, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following security for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Engine No. 1 Transform 500 ETF (VOTE)

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst